Mail Stop 6010

	October 11, 2006


David Duquette
President
New Century Companies, Inc.
9835 Santa Fe Springs Road
Santa Fe Springs, CA 90670

Re:	New Century Companies, Inc.
	Registration Statement on Form SB-2
      Filed September 18, 2006
	File No. 333-137412

Dear Mr. Duquette:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Given the nature and size of the transaction being registered, advise the staff of the company`s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the
Securities Act.

Registration Statement Fee Table

2. We note from footnote 4 to Schedule I to your response letter dated September 18, 2006 that you calculated the 1,627,512 shares underlying interest in the amount of $589,322 by dividing that interest amount by the interest conversion rate of $0.3621. We note, however, from your disclosure at the end of the second paragraph under "CAMOFI Private Placement" on page 3 of your registration statement that payment of interest on the note with your shares of common stock can only occur if, among other things, the closing price of your common stock is at least 115% of the conversion price of the
CAMOFI Note, which is fixed at $0.63. As such, please tell us how you determined an interest conversion rate of $0.3621. Also, given that the principal amount of the note is $3,500,000, that the note was issued on February 28, 2006 and accrues interest at the rate of
12%, please show us how you calculated the $589,322 in interest.

3. We also note from Schedule I to your response letter dated September 18, 2006 that you are registering an additional 406,878 shares of common stock, in accordance with your registration rights agreement, representing an additional 25% of the shares that may be issuable upon the conversion of the principal of the note and the payment of interest accrued thereon. It is not clear from your response, however, why compliance with the contractual obligations under your registration rights agreement provides a basis for a reasonable good faith estimate of the number of shares of common stock that will be issuable upon the conversion of the principal of the note and the payment of interest accrued thereon in the form of your common stock. Please revise your registration statement to register an amount of shares based on such reasonable good faith estimate. In addition, please provide support in your response letter for such number, including the specific calculations you performed and the justification for any assumptions you relied upon in making such calculations. For example, with respect to the shares issuable upon payment of the interest accrued on the note, please tell us your justification, such as recent stock price history and volatility, for the market price used in the calculation of the number of shares that may be issued for the payment of interest. Also, please explain why you need to register additional shares for the conversion of the principal amount of the note when the conversion price appears to be fixed.

4. We note your response to prior comment 5 as well as footnote 3 to
Schedule I to your response letter dated September 18, 2006.
Please
provide the disclosure required by Item 701 of Regulation S-B with respect to the 75,000 shares issued to Motivated Minds as consideration for extending the due date of the note.

5. We note your response to comment 3 of our letter dated August
24,
2006. Please expand your response to that comment to include a discussion of the effects the provisions of Section 4(d) of the note, filed as Exhibit 10.6 to your registration statement, have on the investor`s discretion as to whether to receive shares as an interest payment. If the investor does have discretion, by refusing to sell shares to come under contractual ownership caps or otherwise, the private placement of the shares related to interest is not yet complete and it is premature to register those shares for resale.

Motivated Minds Bridge Loan, page 2

6. Please indicate the new maturity date of the note.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tim Buchmiller at (202) 551-3635 or me at
(202)
551-3444 with any other questions.

	Sincerely,



	Perry Hindin
	Special Counsel

cc:	Marc Ross, Esq. (via fax)
	Marcelle S. Balcombe, Esq. (via fax)
David Duquette
New Century Companies, Inc.
October 11, 2006
Page 1